UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2015

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 10, 2015, Concordia Healthcare Corp. issued a press release announcing the filing of a preliminary base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 with the Securities and Exchange Commission. A copy of the press release is attached as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
Name:	Mark Thompson
Title:	Chief Executive Officer

Date: July 10, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia Healthcare Corp. dated July 10, 2015.